Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS

The following table reflects the computation of the ratio of earnings to combined fixed charges and preference dividends for the periods presented (in thousands, except for ratios):

	Three months ended September 30, 2016	Year Ended June 30,
		2016	2015	2014	2013	2012
Computation of earnings:
Income before taxes	53,486	290,777	266,044	276,535	178,210	137,345
Add:
(Income) losses attributable to non-controlling interests	(27)	(18)	(79)	51	—	—
Fixed charges (see below)	27,275	76,363	54,620	27,934	16,982	15,564

	80,734	367,122	320,585	304,520	195,192	152,909

Computation of combined fixed charges and preference dividends:
Fixed charges:
Interest and other related expense, net	27,275	76,363	54,620	27,934	16,982	15,564
Preference dividends	—	—	—	—	—	—

Total combined fixed charges and preference dividends	27,275	76,363	54,620	27,934	16,982	15,564

Ratio of earnings to fixed charges (1)	2.96	4.81	5.87	10.90	11.49	9.82
Ratio of earnings to combined fixed charges and preference dividends (1) (2)	2.96	4.81	5.87	10.90	11.49	9.82

(1)	For the purpose of these calculations, “earnings” is the amount resulting from adding together earnings before taxes, fixed charges, and losses attributable to non-controlling interests. “Fixed charges” includes interest expensed, capitalized and the amortization of capitalized expenses related to indebtedness.
(2)	There were no preference shares outstanding for the indicated periods. Accordingly, the ratio of earnings to combined fixed charges and preference dividends was identical to the ratio of earnings to fixed charges for each period.